UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ACCEL ENTERTAINMENT, INC.

(Name of Issuer)

Class A-1 Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00436Q106

(CUSIP Number)

Derek Harmer Secretary Accel Entertainment, Inc. 140 Tower Drive Burr Ridge, Illinois 60527 (630) 972-2235	Nicolas H.R. Dumont, Esq. Fenwick & West LLP 902 Broadway New York, NY 10010 (212) 430-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00436Q106	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Clairvest Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,649,659(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,649,659(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,649,659(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.26%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Of these shares, 9,795,129 shares are owned by Clairvest Equity Partners V Limited Partnership, 1,859,623 shares are owned by Clairvest Equity Partners V-A Limited Partnership, and 4,994,907 shares are owned by CEP V Co-Investment Limited Partnership, each of which is an indirect subsidiary of Clairvest Group Inc.

(2)	Based on 78,304,106 shares of the Issuer’s Class A-1 Common Stock outstanding as of January 14, 2020, including the shares issued pursuant to the conversion of shares described herein.

SCHEDULE 13D

CUSIP No. 00436Q106	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Clairvest Equity Partners V Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,795,129(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,795,129(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,795,129(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.51%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(2)	Based on 78,304,106 shares of the Issuer’s Class A-1 Common Stock outstanding as of January 14, 2020, including the shares issued pursuant to the conversion of shares described herein.

SCHEDULE 13D

CUSIP No. 00436Q106	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Clairvest Equity Partners V-A Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,859,623(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,859,623(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,859,623(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.37%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(2)	Based on 78,304,106 shares of the Issuer’s Class A-1 Common Stock outstanding as of January 14, 2020, including the shares issued pursuant to the conversion of shares described herein.

SCHEDULE 13D

CUSIP No. 00436Q106	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON CEP V Co-Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Manitoba, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,994,907(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,994,907(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,994,907(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.38%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(2)	Based on 78,304,106 shares of the Issuer’s Class A-1 Common Stock outstanding as of January 14, 2020, including the shares issued pursuant to the conversion of shares described herein.

SCHEDULE 13D

CUSIP No. 00436Q106	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON Gordon S. Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,457(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,457(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,457(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.92%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Of these shares, 255,453 shares are held by the Gordon S. Rubenstein and Krista M. Ramonas Joint Revocable Trust, of which the Reporting Person is the trustee, 543,261 shares are held by the Gordon Rubenstein SEP IRA and 1,847,497 shares are held by Fund Indy LLC of which the Reporting Person is the sole Member.

(2)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(3)	Based on 78,304,106 shares of the Issuer’s Class A-1 Common Stock outstanding as of January 14, 2020, including the shares issued pursuant to the conversion of shares described herein.

SCHEDULE 13D

CUSIP No. 00436Q106	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Andrew H. Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,350,293(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,350,293(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,350,293(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.66%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Of these shares, 4,224,416 shares are held by Harry R, LLC, of which the Reporting Person is the sole Member.
(2)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(3)	Based on 78,304,106 shares of the Issuer’s Class A-1 Common Stock outstanding as of January 14, 2020, including the shares issued pursuant to the conversion of shares described herein.

SCHEDULE 13D

Page 8 of 17 Pages

Explanatory Note: This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Clairvest Group Inc., CEP V Co-Investment Limited Partnership, Clairvest Equity Partners V Limited Partnership and Clairvest Equity Partners V-A Limited Partnership, each organized under the laws of Canada, Gordon S. Rubenstein, a U.S. citizen and Andrew H. Rubenstein, a U.S. citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (“SEC”) on December 2, 2019 (as filed, the “Statement”), with respect to the Class A-1 Common Stock, par value $0.0001 per share, of Accel Entertainment, Inc., a Delaware corporation (“Accel” or the “Issuer”). Items 5, 6 and 7 of the Statement are hereby amended to the extent herein after expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Page 9 of 17 Pages

Item 5.	Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A-1 Common Stock and percentage of Class A-1 Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A-1 Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 78,304,106 shares of the Issuer’s Class A-1 Common Stock outstanding as of January 14, 2020, including the shares issued pursuant to the conversion of shares described herein. All increases of shares of Class A-1 Common Stock in the table below as compared to the amounts disclosed in the Statement as originally filed on December 2, 2019 are attributable to the automatic conversion of a portion of the shares of the Issuer’s Class A-2 Common Stock into shares of the Issuer’s Class A-1 Common Stock. The Issuer’s Class A-2 Common Stock will automatically convert into an equal number of the Issuer’s Class A-1 Common Stock in three separate tranches with no action required of the holder thereof, upon the satisfaction of certain predetermined stock price or earnings thresholds as set forth in the Restricted Stock Agreement dated as of November 20, 2019, by and among TPG Pace Holdings Corp., TPG Pace II Sponsor Successor, LLC, TPG Pace Governance, LLC, Peterson Capital Partners, L.P. and other stockholders of TPG Pace Holdings Corp. The first stock price threshold was achieved on January 14, 2020, resulting in the issuance of 407,788 shares of Class A-1 Common Stock beneficially owned by Clairvest Group Inc. (including 239,905 shares of Class A-1 Common Stock to Clairvest Equity Partners V Limited Partnership, 45,546 shares of Class A-1 Common Stock to Clairvest Equity Partners V-A Limited Partnership and 122,337 shares of Class A-1 Common Stock to CEP V Co-Investment Limited Partnership), 68,122 shares of Class A-1 Common Stock beneficially owned by Gordon S. Rubenstein (including 42,530 shares of Class A-1 Common Stock to Fund Indy LLC, 3,538 shares of Class A-1 Common Stock to Gordon S. Rubenstein and Krista M. Ramonas Joint Revocable Trust and 13,305 shares of Class A-1 Common Stock to the Gordon Rubenstein SEP IRA) and 195,127 shares of Class A-1 Common Stock beneficially owned by Andrew H. Rubenstein (including 103,466 shares of Class A-1 Common Stock to Harry R, LLC).

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Clairvest Group Inc.(1)	16,649,659	21.26%	0	16,649,659	0	16,649,659
Clairvest Equity Partners V Limited Partnership	9,795,129	12.51%	0	9,795,129	0	9,795,129
Clairvest Equity Partners V-A Limited Partnership	1,859,623	2.37%	0	1,859,623	0	1,859,623
CEP V Co-Investment Limited Partnership	4,994,907	6.38%	0	4,994,907	0	4,994,907
Gordon S. Rubenstein; and	3,003,457	3.92%	0	3,003,457	0	3,003,457
Andrew H. Rubenstein	8,350,293	10.66%	0	8,350,293	0	8,350,293

Page 10 of 17 Pages

(1)

Of the shares beneficially owned by Clairvest Group Inc., 9,795,129 shares are owned by Clairvest Equity Partners V Limited Partnership, 1,859,623 shares are owned by Clairvest Equity Partners V-A Limited Partnership, and 4,994,907 shares are owned by CEP V Co-Investment Limited Partnership, each of which is an indirect subsidiary of Clairvest Group Inc.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A-1 Common Stock.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

In connection with the Business Combination, on November 20, 2019 TPG Pace Holdings Corp., TPG Pace II Sponsor Successor, LLC, TPG Pace Governance, LLC, Peterson Capital Partners, L.P. and other stockholders of TPG Pace Holdings Corp. entered into a Restricted Stock Agreement, which was filed as Exhibit 10.2 to Form 8-K filed with the Commission on November 26, 2019, pursuant to which shares of Class A-2 Common Stock held by certain stockholders of TPG Pace Holdings Corp. automatically convert with no further action required on the part of the holder of the Class A-2 Shares into an equal amount of Class A-1 Common Stock upon the achievement of certain performance measures by the Company as set forth in the Restricted Stock Agreement.

Page 11 of 17 Pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibit::

Exhibit No.	Title

8	Restricted Stock Agreement, dated as of November 20, 2019, by and among TPG Pace Holdings Corp., TPG Pace II Sponsor Successor, LLC, TPG Pace Governance, LLC, Peterson Capital Partners, L.P. and the individuals party thereto (incorporated by reference to Exhibit 10.2 of the Accel Entertainment, Inc. Current Report on Form 8-K (File No. 001-38136) filed with the Commission on November 26, 2019).

Page 12 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2020

CLAIRVEST GROUP INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer & Managing Director

By:	/s/ James Miller
Name:	James Miller
Title:	General Counsel & Corporate Secretary

CLAIRVEST EQUITY PARTNERS V LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GP MANAGECO INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer & Managing Director

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

CLAIRVEST EQUITY PARTNERS V-A LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

CEP V CO-INVESTMENT LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer

Page 13 of 17 Pages

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

Page 14 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2020

/s/ Gordon S. Rubenstein
Gordon S. Rubenstein

/s/ Andrew H. Rubenstein
Andrew H. Rubenstein

CUSIP No. 00436Q106	13D	Page 15 of 17 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A-1 Common Stock of Accel Entertainment, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: January 15, 2020

CLAIRVEST GROUP INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer & Managing Director

By:	/s/ James Miller
Name:	James Miller
Title:	General Counsel & Corporate Secretary

CLAIRVEST EQUITY PARTNERS V LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GP MANAGECO INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer & Managing Director

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

CLAIRVEST EQUITY PARTNERS V-A LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

Page 16 of 17 Pages

CEP V CO-INVESTMENT LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

Page 17 of 17 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A-1 Common Stock of Accel Entertainment, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: January 15, 2020

/s/ Gordon S. Rubenstein
Gordon S. Rubenstein

/s/ Andrew H. Rubenstein
Andrew H. Rubenstein